

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 26, 2009

via U.S. mail

Craig G. Travers
Lee & Travers
655 N. Alvernon, Suite 112
Tucson, Arizona 85711

> **Re: United Mines, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2008**
> **File No. 333-156494**

Dear Mr. Travers:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Revise your disclosure to indicate, with specificity, all persons who will offer your securities without using ambiguous terms such as "primarily". Also eliminate the suggestion that you will place the securities through an underwriter if in fact this will be a self-underwritten offering.

2.   Disclose the precise end date of the offering.

3.   Make clear on your cover page that there will be no escrow account established for funds received from prospective investors. Also disclose that, because there is no minimum, shares will be issued even if [the reader] is the sole purchaser in the offering.

Calculation of Registration Fee

4.   It appears from your disclosure that shares will be offered at $5.00 a share. Please provide a detailed explanation as to why, when calculating the registration fee for the common stock of the selling shareholders, you use a maximum offering price per share of $0.50.

Use of Proceeds, page 12

5.   We note that you plan to offer the shares on a self-underwritten, best efforts basis. Revise to eliminate the assumption that you will be able to sell half the securities offered, or provide a reasonable basis for this assumption. Further, update the table to show the possible results of a much smaller offering.

Management's Discussion and Analysis or Plan of Operation, page 37

Disclaimer Regarding Forward Looking Statements, page 37

6.   Please delete all reference to Sections 27A of the Securities Act and 21E of the Exchange Act. They are inapplicable in this context as you are not currently a reporting company. See Exchange Act Section 21E(a)(1) and Securities Act Section 27A(a)(1).

Liquidity and Capital Resources, page 43

7.   Discuss here and in your MD&A section your liquidity for the next twelve months, assuming that you are only able to sell a nominal amount of shares in this offering. We note that, as of September 30, 2008, you had negative working capital of almost $5000, yet in the next sentence you discuss how you plan to use your "available funds" and that such funds will provide you with adequate capital for at least the next three months. Please provide complete disclosure that rectifies this apparent contradiction.

Directors, Executive Officers, Promoters and Control Persons, page 44

8.   We note that certain of your executive officers continue to work for other mining companies. Disclose here and in your risk factors section the various conflicts of interest that are inherent to such a situation. Further, disclose the percentage of time that each executive officer spends on the registrant's business and affairs.

Signatures, page 57

9.   Identify the person signing in the capacity as your principal accounting officer, as Form S-1 requires.

Engineering Comments

General

10.   Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 prohibits technical studies being attached to or included in registration statements.

11.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Prospectus Summary United Mines, Inc, Page 2

Corporate Information, page 3

Company Overview, page 22

Background, page 39

12.   We note your description of one of your mining claim groups as a primary silver exploration & development mining project. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms

in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

We have very little proved reserves …, page 5

United Mines Assets at Cerro Colorado and Processing Facility, page 23

13.   We note your reference to 57,000 tons of base proven reserves. Please note that mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

14.   We also note your refer to geological reports that indicate possible precious metal resources on a couple of the properties in this same paragraph. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please substitute mineralized material for your term resources here and elsewhere in your filing.

15.   We note your geological report prepared by Nicholas Bar. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Company Overview, page 22

16.   We note your reference to your project maps in exhibit 99.5, which was not included with this filing. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF

files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mine Site Buildings, page 25

17.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Ore Crushing, Screening and Agglomeration, page 26

18.   We note your statement that the ore removed from the open pit and stacked on the larger leach pad will yield an average of 17 oz Ag per ton and 0.03 oz Au per ton. Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve. Since you disclose you do not have any proven or probable reserves, please remove the term ore from your entire filing or substitute other terms such as mineralized material.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Craig G. Travers
United Mines, Inc.
January 26, 2009
Page 8

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: G. Schuler
      J. Madison
      T. Levenberg

      <u>Via facsimile</u>
      Brian A. Lebrecht, Esq.
      (801) 983-4958